November 5, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Gary Newberry Kevin Kuhar Lauren Hamill Suzanne Hayes

Re:	Radiopharm Theranostics Limited

Amendment No. 6 to Registration Statement on Form 20FR12B

Filed October 21, 2024

File No. 001-41621

Ladies and Gentlemen:

On behalf of Radiopharm Theranostics Limited (the “Company”), we are providing this letter in response to a comment (the “Comment”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated November 1, 2024, with respect to Amendment No. 6 to the Company’s Registration Statement on Form 20-F that was filed on October 21, 2024.

Set forth below is the Company’s response to the Comment, which for your convenience we have incorporated into this response letter.

Amendment No. 6 to Registration Statement on Form 20FR12B

D. Risk Factors, page 1

1.	Please include a risk factor discussing the going concern opinion issued by your auditors and the potential consequences with respect to raising capital.

The Company respectfully advises that the going concern opinion included in the audit opinion for fiscal 2023 (see page F-50 of Amendment No. 6) has been lifted in the audit opinion for fiscal 2024 (see page F-2 of Amendment No. 6). The Company’s auditors lifted the going concern opinion for fiscal 2024 because the Company has sufficient cash and cash equivalents to fund its operations until July 2026, as disclosed on page 47 of Amendment No. 6, following a private placement of ordinary shares and options that was completed in two tranches, in June 2024 and in August 2024.

As a result, the Company believes there is currently no risk that should be disclosed in the risk factors section of its Registration Statement on Form 20-F regarding a going concern opinion issued by its auditors.

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Please feel free to contact me on +61 403 292 589 (in your late afternoon or early evening, given the time zone difference with Sydney) or email andrew.reilly@rimonlaw.com.

Very truly yours,

/s/ Andrew Reilly
Andrew Reilly
Partner